Exhibit 99.1

1750 Tysons Boulevard, Suite 1300, McLean, VA 22102 tel: 703.918.4480 fax: 703.714.6511 www.alionscience.com

FOR IMMEDIATE RELEASE

Contact:

Peter J. Jacobs

Tel: 703.269.3473

E-mail: pjacobs@alionscience.com

Alion Science and Technology Announces Extension of Exchange Offer, Consent Solicitation, and Unit Offering and Modification of

Minimum Condition from 90% to 89.25%

McLean, Virginia — August 13, 2014 — Alion Science and Technology Corporation (the “Company”) announced today that its revised exchange offer, consent solicitation and unit offering relating to its 10.25% Senior Notes due 2015 (the “Unsecured Notes”) has been extended from 9:00 a.m., New York City time, on August 14, 2014 to 9:00 a.m., New York City time, on August 18, 2014 (the “Expiration Date”).  The Company also announced that it has modified the minimum tender condition in the exchange offer, consent solicitation and unit offering (the “Transactions”)  from 90% to 89.25% of the outstanding principal amount of Unsecured Notes.  The Transactions are part of the previously announced transaction in which the Company is seeking to refinance its existing indebtedness.

The Company has also extended the Early Tender Date and expiration date of the unit offering from 5:00 p.m., New York City time, on August 13, 2014 to 5:00 p.m., New York City time, on August 15, 2014.

As of 5:00 p.m., New York City time, on August 13, 2014, according to Global Bondholder Services Corporation, the Information and Exchange Agent, approximately $210,906,000, or 89.75%, of the aggregate principal amount of outstanding Unsecured Notes had been validly tendered for exchange and not withdrawn in the exchange offer and consent solicitation pursuant to the following options in the exchange offer:

Option	Amount Tendered	Percentage Tendered
New Securities Option	$206,711,000	87.97%
Cash Option	$2,751,000	1.17%
New Securities Plus Unit Offering	$1,444,000	0.61%
Total	$210,906,000	89.75%

The Company continues to take all actions necessary to complete the Transactions and the new first lien financing.  The completion of the Transactions and the new first lien financing is subject to the conditions described in the amended and restated preliminary prospectus, including the satisfaction or waiver by the Company of the minimum tender condition, which requires that at least 89.25% of the outstanding aggregate principal amount of Unsecured Notes be validly tendered (and not validly withdrawn) in the exchange offer and that the registration statements are not subject to any stop order suspending its effectiveness or any proceedings seeking a stop order. Subject to applicable law and certain of our contractual agreements, the Company may waive certain conditions applicable to the Transactions, including the minimum tender condition, and may extend, terminate or amend the Transactions, without extending the Expiration Date, except as required by law.

The offer is being made only by means of an amended and restated prospectus.  Copies of the amended and restated prospectus and the transmittal materials may be obtained free of charge, by contacting the Information and Exchange Agent at the following address:

Global Bondholder Services

By Facsimile (for eligible institutions only): (212) 430-3775/3779

Confirmation: (212) 430-3774

By Phone:  866-470-3900 (toll free)

By Mail, Overnight Courier Hand Delivery:

65 Broadway, Suite 404

New York, New York 10006

Attn: Corporate Actions

They can also be obtained free of charge at http://www.gbsc-usa.com/Alion, the SEC’s website (http://www.sec.gov), or by contacting Alion Science and Technology Corporation, 1750 Tysons Boulevard, Suite 1300, McLean, Virginia 22102, (703) 918-4480, Attention: Kevin Boyle, Senior Vice President, General Counsel & Secretary.

Goldman, Sachs & Co. has been retained to act as the dealer manager and solicitation agent in connection with the exchange offer and consent solicitation. The information and exchange agent for the Transactions is Global Bondholder Services Corporation. Questions regarding the procedures for participating in the Transactions, requests for assistance regarding the process, and requests for additional copies of the amended and restated preliminary prospectus and transmittal materials governing the Transactions may be directed to Global Bondholder Services at its address set forth below.

This press release does not constitute an offer to sell any securities or the solicitation of an offer to exchange any of the Company’s outstanding Unsecured Notes or any other security, nor shall there be any sale or exchange of any securities in any state or other jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification of any such securities or offer under the securities laws of any such state or other jurisdiction.

Cautionary Note Regarding Forward-Looking Statements

Information included in this press release may contain forward-looking statements that involve risks and uncertainties, including statements regarding the expected terms of the proposed refinancing transaction. These statements relate to future plans, objectives, expectations and intentions and are for illustrative purposes only. These statements may be identified by the use of words such as “believe,” “expect,” “intend,” “plan,” “anticipate,” “likely,” “will,” “pro forma,” “forecast,” “projections,” “could,” “estimate,” “may,” “potential,” “should,” “would,” and similar expressions.  Factors that could cause actual results to differ materially from anticipated results include, but are not limited to: the inability to refinance the Company’s indebtedness on satisfactory terms, or at all, prior to maturity of such indebtedness; U.S. government debt ceiling limitations, sequestration, continuing resolutions, or other similar federal government budgetary or funding issues; U.S. government shutdowns; U.S. government decisions to reduce funding for projects the Company supports; failure to retain the Company’s existing government contracts, win new business and win re-competed contracts; failure of government customers to exercise contract options; limits on financial and operational flexibility given the Company’s substantial debt and debt covenants; the effect, if any, of the Company’s refinancing efforts and financial condition on its relationships with its customers and the Company’s ability to attract new business; material changes to the Company’ capital structure, including financing transactions which may dilute ESOP participants’ interest in the Company’s capital stock; and other factors discussed in this press release, the Company’s annual report on Form 10-K, subsequent quarterly reports on Form 10-Q, and subsequent Current Reports on Form 8-K, in each case as filed with the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s views as of the date of this press release. The Company undertakes no obligation to update any of the forward-looking statements made in this press release, whether as a result of new information, future events, changes in expectations or otherwise.

###